QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)

12 months ended 12/31/03
EARNINGS:
Income (loss) before income taxes and minority interest	$153,806
Add (Deduct):
Earnings on Equity Method	(52,063)
Distributions from Minority Subsidiaries	44,833
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	(14,622)

131,954
Add fixed charges:
Consolidated interest expense	63,048
Deferred Debt Amortization Expense	1,559
Interest Portion (1/3) of Consolidated Rent Expense	17,412

$213,973

FIXED CHARGES:
Consolidated interest expense	$63,048
Deferred Debt Amortization Expense	1,559
Interest Portion (1/3) of Consolidated Rent Expense	17,412

$82,019

RATIO OF EARNINGS TO FIXED CHARGES	2.61

QuickLinks

UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES (Dollars In Thousands)